The New South Africa Fund Inc.
Results of Special Meeting of Shareholders (unaudited)
On November 23, 1998, the special meeting of the shareholders of The New South Africa Fund Inc. (the "Fund") was convened and adjourned to December 8, 1999. On such date, the meeting was reconvened and the following matters were voted upon:
(1) To terminate the Fund's Investment Advisory Agreement with Fleming International Asset Management Limited and recommend entering into a new investment advisory agreement with Fleming International Asset Management Limited with the specified fee terms:

For         Against    Withheld     Non-Votes
1,888,732   166,772    12,045       1,963,320


(2) To recommend that the Board of Directors consider approving and submitting the stockholders, as soon as possible a plan whereby the Fund would be liquidated in an orderly manner.

For         Against   Withheld     Non-Votes
1,899,536   68,706    99,308       1,963,319